

October 24, 2012

<u>Via E-mail</u>
Thomas L. Wegman
President
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

      **Re:    Biospecifics Technologies Corp.**
                 **Form 10-K**
                 **Filed March 13, 2012**
                 **File No. 001-34236**

Dear Mr. Wegman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Daniel Greenspan for

                                       Jeffrey Riedler
                                       Assistant Director